Mail Stop 4561

July 9, 2009

Graham Smith
Chief Financial Officer
salesforce.com, inc.
The Landmark @ One Market, Suite 300
San Francisco, CA 94105

> **Re:** **salesforce.com, inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **File No. 001-32224**

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief